ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

December 23, 2011	Jeremy C. Smith T +1 202 508 4632 F +1 202 383 8331 jeremy.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Alison White, Esq.

Re:	Metropolitan Series Fund, Inc., on behalf of the MetLife Stock Index Portfolio Registration Statement on Form N-14 (File No. 333-178177)

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided orally by Ms. Alison White on December 9, 2011 regarding the Registration Statement of Metropolitan Series Fund, Inc. (the “Fund”) filed on Form N-14 on November 23, 2011 (File No. 333-178177) (the “Registration Statement”) relating to the proposed acquisition of the assets and liabilities of the Batterymarch Growth and Income Portfolio (the “Acquired Portfolio”), a series of Met Investors Series Trust, by the MetLife Stock Index Portfolio (the “Acquiring Portfolio” and, together with the Acquired Portfolio, the “Portfolios”), a series of the Fund, in exchange for Class A shares of the Acquiring Portfolio and the distribution of such shares to the shareholders of the Acquired Portfolio in complete liquidation of the Acquired Portfolio (the “Reorganization”).

The following sets forth the Fund’s responses to the Staff’s comments.

1.	Comment: Pursuant to Item 3(a) of Form N-14 and Item 3, Instruction 3(e) of Form N-1A, please remove the footnote to the “Annual Portfolio Operating Expenses” table regarding the Acquiring Portfolio’s fee waiver arrangements or modify the footnote to reflect that the fee waiver arrangements will be in effect for at least one year from the effective date of the Registration Statement.

Response: The Fund has removed the relevant footnote to the “Annual Portfolio Operating Expenses” table.

2.	Comment: Please explain supplementally why the expense examples for the Acquired Portfolio presented in the table under the “Example” section of the Registration Statement are different from the expense examples presented in the Acquired Portfolio’s current prospectus.

Response: The expense examples for the Portfolios that are provided in the Registration Statement were calculated using expense ratios from a different twelve-month period than were used to calculate the expense examples in the Portfolios’ current prospectuses. The Fund has revised the expense examples in the Registration Statement so that they are calculated using the expense ratios from the same twelve-month period as those that are used in the Portfolios’ current prospectuses.

3.	Comment: Please explain supplementally why the “Annual Portfolio Operating Expenses” table provides expense information for the Portfolios based on the expenses incurred by each Portfolio for the fiscal year ended December 31, 2010 but the expense examples for each Portfolio are based on the twelve-month period ended June 30, 2011.

Response: Please refer to Comment 2 above. The Fund has revised the expense examples provided in the Registration Statement, other than the pro forma example, so that they are calculated using the expense ratio for each Portfolio from the twelve-month period ended December 31, 2010.

4.	Comment: In the Acquired Portfolio’s annual report to shareholders dated December 31, 2010 (the “Annual Report”), the graph depicting the performance of that Portfolio’s Class A shares over the ten-year period ending December 31, 2010 appears to be inconsistent with the Portfolio’s average annual returns stated in the “Average Annual Return” table below the graph. Please explain the inconsistency supplementally.

Response: The registrant of which the Acquired Portfolio is a series, Met Investors Series Trust, is looking into the matter. The performance information for the Acquired Portfolio included in the Registration Statement has been re-calculated and, where necessary, revised.

5.	Comment: With respect to the risks of investing in the Portfolios, please explain supplementally why deeming certain risks as “related risks” of investing in the Portfolios is appropriate.

Response: Form N-14 requires that the Fund discuss the principal risk factors of investing in the registrant but does not prohibit further discussion of other risks associated with investing in the registrant. The Fund believes it is appropriate to describe certain risks as being related to a principal risk or risks of investing in a Portfolio. However, the Fund has revised the Registration Statement to clarify that the “related risks” of investing in the Portfolios are not principal risks of investing in the Portfolios by stating “The ‘related risks’ are not principal risks of investing in a Portfolio.”

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As requested, the Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Michael P. Lawlor, Esq.
John M. Loder, Esq.

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